EX 1.02

CONFLICT MINERALS REPORT

IXIA

IN ACCORDANCE WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This Conflict Minerals Report (“Report”) of IXIA (“IXIA” or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”).

Design of Conflict Minerals Program

Ixia has adopted a Conflict Minerals Policy. That policy may be found on our website at www.ixiacom.com. We are committed to working with our suppliers and contract manufacturers around the world in the furtherance of our policy.

Consistent with our policy, we have included in our standard supplier terms and conditions provisions relating to the use of conflict minerals. We have imposed on our suppliers the requirement that they provide us with documentation of the sourcing of the conflict minerals in materials or components they provide to us and that they strive to ensure that those conflict minerals are either sourced from smelters and refiners that have obtained the “Conflict Free” designation or are from a source other than the Democratic Republic of the Congo or an adjoining country (collectively defined as “Covered Countries”).

Pursuant to the Rule, in 2013 we undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in the products we manufacture or contract to manufacture that we had reason to believe may have originated from a Covered Country and may not have come from recycled or scrap sources, based on information we obtained in our reasonable country of origin inquiry. As indicated in our Form SD, much of our efforts in our reasonable country of origin inquiry overlapped our due diligence efforts described below.

Description of Due Diligence Measures Performed

Our due diligence measures were designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. We utilized the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template in order to ascertain from our direct suppliers not only the country of origin of necessary conflict minerals, but also identification of the smelters and refiners for necessary conflict minerals in products or materials they supply to us.

Consistent with the EICC/GeSI model, we:

•	Conducted a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners from which our suppliers obtained necessary conflict minerals supplied to us;

•	Compared the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold;

•	Followed up with non-responding suppliers in an effort to encourage completion and return of the information solicited in the reporting template; and

•	Provided progress reports to senior management that summarized the status of smelters and refiners subject to our due diligence efforts.

We have compiled the responses from our suppliers and are maintaining relevant documentation.

As part of our risk management efforts to ensure compliance with our Conflict Minerals Policy, we are engaging with our suppliers to further their understanding of our Policy and, where necessary, to encourage appropriate sourcing of the necessary conflict minerals that will be supplied to Ixia for its products. We have not found it necessary to terminate an existing supplier or find a replacement supplier as a result of non-compliance with our policy. We remain vigilant in these efforts and will continue to monitor compliance.

Products

During this reporting period, we identified the following products that may contain necessary conflict minerals that we contracted to manufacture:

•	Chassis: Cable assembly, integrated circuit (IC), semiconductor, microprocessor, memory, power supply, Printed Circuit Board (PCB), Peripherals

•	Load Modules: Poly-tantalum capacitors, sheet metal, Printed Circuit Board (PCB), processors, Field Programmable Gate Array (FPGA), Memory, Oscillator

•	Third-party: Server, controllers

Results of our Due Diligence Measures

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of materials or components that contain conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. As indicated above, our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. This is not a consistent process and some of the information we ultimately received may not have been complete or entirely accurate. Where there were “red flags”, we tried to pursue those suppliers to obtain additional or confirming information or evidence of an appropriate level of understanding the purpose and scope of our inquiry.

Supplier Chain Survey Responses

As a result of the supply chain surveys that we conducted, we were able to obtain meaningful responses from approximately 80% of our suppliers that contribute necessary conflict minerals to the products we contract to manufacture.

Our efforts to determine the mine or location of origin of the necessary conflict minerals in our products with the greatest possible specificity consisted of the due diligence measures described in this Report. We were unable to ascertain the country of origin and/or chain of custody of all necessary conflict minerals processed by the facilities that contributed to our products.

Steps to be Taken to Mitigate Risk

In the next reporting period, we intend to implement steps to improve the information gathered from our due diligence to further mitigate the risk that our necessary conflict minerals benefit armed groups from a Covered Country.

The steps include:

•	Increasing the response rate of suppliers’ smelters surveys.

•	Finding ways to encourage our suppliers to work with smelters participating in programs such as the Conflict Free Smelter program to obtain a “conflict free” designation.